Arent Fox LLP / Washington, DC / New York, NY / Los Angeles, CA

February 2, 2007	Deborah S. Froling
202.857.6075 DIRECT
202.857.6395 FAX
froling.deborah@arentfox.com
VIA EDGAR AND HAND DELIVERY
Ms. Jennifer R. Hardy
Legal Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	ICON Leasing Fund Twelve, LLC Registration Statement on Form S-1 (File No. 333-138661)
Dear Ms. Hardy:
On behalf of our client, ICON Leasing Fund Twelve, LLC (the “Registrant”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in your letter, dated January 17, 2007, with respect to the Registrant’s above-referenced Registration Statement on Form S-1 filed with the Commission on January 9, 2007 (the “Registration Statement”). Earlier today, the Registrant filed via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”) revised to reflect changes requested by your comments. Amendment No. 3 contains the revisions described below. For your convenience, we are delivering a courtesy package, which includes two copies of Amendment No. 3, one of which has been marked to show changes from Amendment No. 1 to the Registration Statement (which was the last substantive amendment to the Registration Statement).
The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment.

	1050 Connecticut Avenue, NW	1675 Broadway	445 S. Figueroa Street, Suite 3750
	Washington, DC 20036-5339	New York, NY 10019-5820	Los Angeles, CA 90071-1601
SMART IN YOUR WORLD®	T 202.857.6000 F 202.857.6395	T 212.484.3900 F 212.484.3990	T 213.629.7400 F 213.629.7401

Ms. Jennifer Hardy
February 2, 2007

General
1.	Please provide a summary of the DRIP Plan including a discussion of the ability of investors to acquire additional shares in the future, any future purchases that may be made through open market purchases, any discounts to the market price and the use of brokers and/or dealers under the plan.
Response: A summary of the DRIP Plan has been included on page 8 of Amendment No. 3 and cross references the section of the prospectus that describes the DRIP Plan in more detail. See page 85 of Amendment No. 3. An investor’s ability to purchase additional shares is limited only to reinvestment of distributions and does not include a provision to otherwise purchase additional shares through the DRIP Plan. In addition, the DRIP Plan is expected to be terminated at the end of the offering period for the Company’s shares. Further, there is no public market for the Company’s shares and therefore no open market purchases are possible pursuant to the DRIP Plan or otherwise nor are there any discounts to the market price that would be permitted under the DRIP Plan, other than the elimination of the Sales Commission and Underwriting Fees. Broker dealers would be involved in the submission of either the initial subscription agreement or the enrollment form for the DRIP Plan, which also requires a subscription agreement to be submitted. There is, however, no compensation payable to the broker dealers in connection with any shares purchased pursuant to the DRIP Plan.
Estimated Use of Proceeds, page 20
2.	Please disclose the intended use of proceeds for the shares you are issuing pursuant to the DRIP plan. Please also update the Capitalization section to take the shares issued under the DRIP plan into account to show what your actual capitalization will be upon completion of the offering.
Response: Additional disclosure has been added to the Estimated Use of Proceeds table on page 21 of Amendment No. 3 to discuss the intended use of proceeds for the DRIP Plan shares. Additionally, the Capitalization table has been amended to include the Company’s actual capitalization upon completion of the offering and assuming that all shares in the DRIP Plan were sold. See page 23 of Amendment No. 3.
     In addition, please note that drafts of Exhibit 5.1 and Exhibit 8.1 have been filed with this Amendment No. 3 for your review. Final opinions will be filed prior to requesting effectiveness of the Registration Statement.

Ms. Jennifer Hardy
February 2, 2007

*     *     *
If you have any questions in connection with the Registrant’s responses to your comments, please feel free to call me at (202) 857-6075 or Joel S. Kress, General Counsel of ICON Capital Corp at (212) 418-4711.

Sincerely,
/s/ Deborah S. Froling

Deborah S. Froling

cc:   Joel S. Kress, ICON Capital Corp.